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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Proshares Trust

(Name of Issuer)

Ultrashort Smallcap600 Proshares

(Title of Class of Securities)

74347R792

(CUSIP Number)

5 December 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347R792

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) HBOS PLC / SC218813

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization SCOTLAND

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not Applicable

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Not Applicable

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) Not Applicable

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Proshares Trust
	(b)	Address of Issuer’s Principal Executive Offices 7501 Wisconsin Avenue, Suite 1000, Bethesda, MD 20814

Item 2.
	(a)	Name of Person Filing HBOS PLC
	(b)	Address of Principal Business Office or, if none, Residence THE MOUND, EDINBURGH, EH1 1YZ
	(c)	Citizenship REGISTERED IN SCOTLAND
	(d)	Title of Class of Securities Ultrashort Smallcap600 Proshares
	(e)	CUSIP Number 74347R792

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Nil
(b) Percent of class: N/A
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Not Applicable
(ii) Shared power to vote or to direct the vote Not applicable
(iii) Sole power to dispose or to direct the disposition of Not Applicable
(iv) Shared power to dispose or to direct the disposition of Not applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Insight Investment Management (Global) Limited, a wholly owned subsidiary company of HBOS plc, managed the shares ,which were subject to previous disclosures, on behalf of a number of investment funds. Insight Investment Management (Global) Limited had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities on behalf of the said investment funds. Ss of this date, said shares were disposed of.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Insight Investment Management (Global) Limited, I.R.S. Identification No 827982, a company registered in England and Wales, is a 100% owned subsidiary company of HBOS plc.

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

11/12/2008
Date
/s/ Kenny Melville
Signature
Kenny Melville, Assistant Company Secretary
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).